EXHIBIT 99.1

CANADIAN NATURAL RESOURCES LIMITED COMPLETES
THE ACQUISITION OF WORKING INTERESTS IN
THE ATHABASCA OIL SANDS PROJECT AND OTHER OIL SANDS ASSETS
CALGARY, ALBERTA – MAY 31, 2017 – FOR IMMEDIATE RELEASE
Canadian Natural Resources Limited (“Canadian Natural” or the “Company”) announces that the agreements to acquire in aggregate 70% of the Athabasca Oil Sands Project (“AOSP”), including 70% of the Scotford upgrader and the Quest Carbon Capture and Storage project, as well as additional working interests in other producing and non-producing oil sands leases, have been completed.  Upon closing, the respective ownership interests in the AOSP assets will be 70% Canadian Natural, 20% Chevron Canada Limited and 10% Shell Canada Limited and certain subsidiaries (“Shell”).
The aggregate consideration under the acquisition is comprised of 97,560,975 common shares of Canadian Natural issued to Shell, a combined pre-adjustment cash payment of $8.24 billion to Shell and Marathon Oil Corporation (“Marathon Oil”), and a deferred payment of US$375 million to Marathon Oil, due in the first quarter of 2018.
Canadian Natural welcomes approximately 2,800 high caliber employees from Shell and Marathon Oil to its teams in Fort McMurray, the Peace River region and the Calgary head office and will commence as operator of the AOSP mines on June 1, 2017. The acquired production, infrastructure and land will add to Canadian Natural’s existing core areas and provide the Company opportunities to more effectively and efficiently operate, upon full integration of the employees and the assets.
Based on the previously approved AOSP 2017 Joint Venture budget, June mine production from Canadian Natural’s working interest in the acquired AOSP assets is targeted to be 173,000 - 191,000 bbl/d. In addition, June budgeted production from the 100% acquired Peace River properties is targeted to be 12,000 - 14,000 bbl/d, reflected within the Company’s North America E&P and Thermal in situ production guidance. Corporate guidance has been updated to reflect the May 31, 2017 closing of the transaction based on the previously approved AOSP and Peace River 2017 budgets, and can be found on the Company’s website.
Canadian Natural is a senior oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore Africa.
For further information, please contact:

CANADIAN NATURAL RESOURCES LIMITED 2100, 855 – 2nd Street S.W. Calgary, Alberta, T2P 4J8 T: 403-514-7777 E: ir@cnrl.com www.cnrl.com

STEVE W. LAUT
President

COREY B. BIEBER
Chief Financial Officer and Senior Vice-President, Finance

MARK A. STAINTHORPE
Director, Treasury and Investor Relations

Trading Symbol - CNQ
Toronto Stock Exchange
 New York Stock Exchange

Certain information regarding the Company contained herein may constitute forward-looking statements under applicable securities laws.  Such statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements. Refer to our reports filed with the Canadian securities regulatory authorities and with the SEC for complete forward-looking statements.